Exhibit 99.6

NICE inContact Expands DEVone Partner Network with Australia-Based Lake
Corporation

By enhancing its footprint within the APAC region, NICE inContact continues serving global customers with exceptional experiences

Salt Lake City, December 18, 2019 – NICE inContact (Nasdaq: NICE) today announced that Lake Corporation has joined the DEVone Ecosystem program as the first Australia-based DEVone partner, providing XCalibur Unified Agent Desktop application on CXexchange. This application helps reduce average handle times (AHT) for customer interactions, as agents can process more transactions and will be able to move in and out of multiple data systems quickly within compliance. Lake Corporation will lend expertise in intelligent contact centers, multi-media, and desktop automation to NICE inContact CXone – the world’s #1 cloud customer experience platform – to customers across the Americas, EMEA and APAC.

As global customer expectations evolve, creating best-in-class experiences and highly personalized connections are a key brand differentiator. The latest global consumer NICE inContact CX Transformation Benchmark study found that 87% of consumers are willing to purchase more products from a company after an exceptional experience, and 81% are likely to recommend that company to others. Through the DEVone partner network, NICE inContact CXone enables a global, holistic customer experience strategy that meets and exceeds customer needs.

NICE inContact previously announced CXone availability in Australia and New Zealand through NEC Australia and Optus. Additional partners operating through the APAC region include Verizon, RingCentral, Atos, Fuze, Tradewinds, Zendesk, Converged Communication Network Applications, and Byte. Voice coverage is available through Telstra, Telecom New Zealand, Tata and BT.

“The digital era connects brands and customers on a truly global scale,” said Paul Jarman, NICE inContact CEO. “From seamless omnichannel interactions to highly personalized experiences, every contact center is chasing best-in-class experiences. Through DEVone partners like Lake Corporation, NICE inContact CXone gives contact centers the flexibility and customization needed to craft experiences that stand out, regardless of which region you operate within.”

“We are excited about joining the NICE inContact DEVone Ecosystem,” said Pushkar Taneja, Lake Corporation Managing Director. “XCalibur Unified Agent Desktop has been adopted by many organizations to simplify complex tasks and enable millions of transactions, in order to provide enhanced customer experience (CX). I look forward to a mutually rewarding relationship between our organizations.”

NICE inContact has a global partner ecosystem in the Contact Center as a Service (CCaaS) arena, spanning partners in the customer experience ecosystem including Customer Relationship Management (CRM), Unified Communications as a Service (UCaaS), and carrier networks, as well as go to market partners; innovation partners including NICE inContact DEVone and CXexchange partners; and specialist Certified Implementation Partners.

About Lake Corporation
Lake Corporation is a customer interaction and security specialist company which has been at the forefront of business solutions since 1992 – from yesterday’s cost-saving way of communicating with your customers, to today’s vital contributor to the bottom-line, and customer loyalty. We deliver the complete contact center, unified communications, desktop automation and cyber security solutions from leading technology partners and in-house development. We consult with clients through the complete lifecycle – from discovery through concept, design, implementation, consulting, workflow and performance optimisation, and full application support.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.